UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2023

Atlas Energy Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41640	88-0523830
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5918 W. Courtyard Drive, Suite 500 Austin, Texas	78730
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (512) 220-1200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	AESI	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

As previously disclosed in the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2023 by Atlas Energy Solutions Inc. (the “Company” or “Atlas”), the Company previously entered into a Master Reorganization Agreement, dated as of July 31, 2023 (the “MRA”), with Atlas Sand Operating, LLC, a Delaware limited liability company and a direct, majority owned subsidiary of the Company (“Opco”), New Atlas HoldCo Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“New Atlas”), AESI Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New Atlas (“PubCo Merger Sub”), Atlas Operating Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Atlas (“Opco Merger Sub”), and Atlas Sand Holdings, LLC, a Delaware limited liability company (“Holdings”), pursuant to which the Company will reorganize under a new public holding company (the “Reorganization”). The Reorganization will allow the Company, among other things, to eliminate its “Up-C” structure and to transition to a single class of common stock held by all stockholders, as opposed to the two classes of common stock of the Company that are currently authorized, issued and outstanding: the Class A Common Stock, par value $0.01 per share (such shares, the “Existing Class A Shares”), and the Class B Common Stock, par value $0.01 per share (such shares, the “Existing Class B Shares” and, together with the Existing Class A Shares, the “Existing Common Stock”).

Holdings currently holds all of the Existing Class B Shares and all of the issued and outstanding membership interests in Opco, designated as “Common Units” (the “Opco Units”), not held by the Company. As used in this Current Report on Form 8-K, the term “Downstairs Holder(s)” refers to Holdings or, in the event that any of the Opco Units and corresponding Existing Class B Shares currently held by Holdings are distributed or otherwise transferred prior to the consummation of the Reorganization, the holders of such securities following such distribution or transfer.

Pursuant to the MRA, (a) PubCo Merger Sub will be merged with and into the Company (the “PubCo Merger”), as a result of which (i) each of the Existing Class A Shares then issued and outstanding will be exchanged for one share of common stock of New Atlas, par value $0.01 per share (the “New Atlas Common Stock”), (ii) all of the Existing Class B Shares then issued and outstanding will be surrendered by the Downstairs Holder(s) and cancelled for no consideration and (iii) the Company will survive the PubCo Merger (in such capacity, the “Surviving Corporation”) as a direct, wholly owned subsidiary of New Atlas; and (b) Opco Merger Sub will be merged with and into Opco (the “Opco Merger” and, together with the PubCo Merger, the “Mergers”), as a result of which (i) each of the Opco Units then issued, outstanding and held by the Downstairs Holder(s) will be exchanged for one share of New Atlas Common Stock and (ii) Opco will become a wholly owned subsidiary (partially direct and partially indirect through the Surviving Corporation (i.e. the Company)) of New Atlas. After completion of the Reorganization, New Atlas will replace the Company as the publicly held entity and, through its subsidiaries, will conduct all of the operations currently conducted by the Company, and the Company will remain the managing member of Opco.

The consummation of the Reorganization, including the Mergers, is subject to the satisfaction or waiver of certain specified conditions in the MRA, including, among other things, (i) the receipt of approval of the Reorganization by the holders of a majority of the voting power of the outstanding shares of Existing Common Stock entitled to vote thereon, (ii) the registration statement on Form S-4 filed by New Atlas in connection with the Mergers (the “Reorganization Registration Statement”) having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), (iii) the shares of New Atlas Common Stock issuable in connection with the Mergers having been approved for listing on the New York Stock Exchange (the “NYSE”) and (iv) at least 20 calendar days having elapsed since the Company first mailed the information statement of the Company and prospectus of New Atlas that are each included in the Reorganization Registration Statement to the Company’s stockholders.

The foregoing description of the Reorganization, the MRA and the transactions contemplated thereby is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the MRA, a copy of which was filed with the SEC on August 1, 2023 as Exhibit 2.1 to the Company’s Current Report on Form 8-K and is incorporated by reference into this Item 5.07.

On September 11, 2023, the Reorganization Registration Statement was declared effective under the Securities Act by the SEC.

On September 12, 2023, Holdings and Holdings II delivered to the Company an irrevocable written consent approving and adopting the MRA and the transactions contemplated thereby. As of September 11, 2023, Holdings and Holdings II held shares of Existing Common Stock representing an aggregate of approximately 82.0% of the voting power of all outstanding shares of Existing Common Stock. Accordingly, the approval of the MRA and the transactions contemplated thereby was effected in accordance with the Company’s Amended and Restated Certificate of Incorporation, the General Corporation Law of the State of Delaware and the rules of the NYSE and no further approval of the Company’s stockholders is required to approve the MRA or the Reorganization.

Item 7.01.	Regulation FD Disclosure.

On September 13, 2023, the Company issued a press release announcing the effectiveness of the Reorganization Registration Statement, a copy of which is furnished with this Current Report on Form 8-K as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being “furnished” pursuant to General Instruction B.2 of Form 8-K and shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, except as shall be expressly set forth in such filing.

No Offer or Solicitation

This communication relates to the Reorganization between the Company and New Atlas. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Reorganization or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Reorganization, on August 1, 2023, New Atlas filed the Reorganization Registration Statement with the SEC, which includes an information statement of Atlas and a prospectus of New Atlas. Atlas and New Atlas may also file other documents with the SEC regarding the Reorganization. After the Reorganization Registration Statement was declared effective by the SEC on September 11, 2023, a definitive information statement/prospectus was mailed to the shareholders of Atlas. This document is not a substitute for the Reorganization Registration Statement and information statement/prospectus that was filed with the SEC or any other documents that Atlas or New Atlas may file with the SEC or send to shareholders of Atlas in connection with the Reorganization. INVESTORS AND SHAREHOLDERS OF ATLAS ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the Reorganization Registration Statement and the information statement/prospectus and all other documents filed or that will be filed with the SEC by Atlas or New Atlas, through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed Reorganization between Atlas and New Atlas, the likelihood that the conditions to the consummation of the Reorganization will be satisfied on a timely basis or at all, Atlas’s or New Atlas’s ability to consummate the Reorganization at any time or at all, the benefits of the Reorganization and our future financial performance following the Reorganization, as well as our strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Atlas and New Atlas disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Atlas and New Atlas caution you that these forward-looking statements are subject to several risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Atlas and New Atlas. These risks include, but are not limited to, Atlas’s and New Atlas’s ability to execute on their business objectives; the ongoing war in Ukraine; adverse developments affecting the financial services industry; our ability to complete growth projects, including the Dune Express, on time and on budget; actions of OPEC+ to set and maintain oil production levels; the level of production of crude oil, natural gas and other hydrocarbons and the resultant market prices of crude oil; inflation; environmental risks; operating risks; regulatory changes; lack of demand; market share growth; the uncertainty inherent in projecting future rates of reserves, production and cash flow; access to capital; the timing of development expenditures; the risk that the expected benefits of the Reorganization may not be fully achieved in a timely manner, or at all; the risk that we will not be able to retain and hire key personnel; the risks associated with the timing of the closing of the Reorganization, including the risk that the conditions to the Reorganization are not satisfied on a timely basis or at all or the failure of the Reorganization to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Reorganization is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the Reorganization, the response of business partners to the announcement and pendency of the Reorganization; uncertainty as to the long-term value of the common stock of New Atlas; and the diversion of management time to transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection with the Reorganization occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Atlas’s expectations and projections can be found in Atlas’s periodic filings with the SEC, including Atlas’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, any subsequent Current Reports on Form 8-K and Atlas’s final prospectus, dated March 8, 2023, filed with the SEC pursuant to Rule 424(b) under the Securities Act on March 10, 2023 in connection with Atlas’s initial public offering. Atlas’s and New Atlas’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Master Reorganization Agreement, dated as of July 31, 2023 by and among Atlas Energy Solutions Inc., Atlas Sand Operating, LLC, New Atlas HoldCo Inc., AESI Merger Sub Inc., Atlas Operating Merger Sub, LLC and Atlas Sand Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 001-41640) filed on August 1, 2023).

99.1	Press Release, dated as of September 13, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name: John Turner
Title: President and Chief Financial Officer

Date: September 13, 2023